Exhibit 99.(a)(1)(H)

FORM OF ELECTION REMINDER NOTICE

To:	Eligible Optionee
From:	TenderOffer@sonic.com
Subject:	Reminder: Tender Offer Election Required

According to our records, you are eligible to participate in Sonic Solutions’ stock option repurchase program (the “Offer”) but you have not yet submitted, or we have not yet received, your Election Form. Although acceptance of the Offer is voluntary, all eligible Optionees must submit an Election Form setting forth their election to accept the Offer.

Please remember that the Offer is scheduled to close at 11:59 pm Eastern Standard Time on December 26, 2008. No elections will be accepted after the Offer expires.

This notice does not constitute the Offer. The full terms of the Offer are described in the Information Statement, dated November 25, 2008. If you need another copy of the Information Statement, you may request one by sending an email to TenderOffer@sonic.com. .